May 8, 2017

VIA EDGAR AND E-MAIL

Ms. Melissa Raminpour
Division of Corporation
Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    CSX Corporation
Form 10-K for the year ended December 30, 2016
Filed February 14, 2017
Form 10-Q for the period ended March 31, 2017
Filed April 20, 2017
File No. 001-08022

Dear Ms. Raminpour:

CSX Corporation (“CSX” or the “Company”) is writing in response to the staff’s comment letter dated April 25, 2017 with respect to the above-referenced filing. CSX believes this letter responds fully to the staff’s comments. For the convenience of the staff, the comment is set forth below, followed by the Company’s response.

Form 10-Q for the period ended March 31, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. You disclose the company reduced the management workforce and completed other restructuring activities that resulted in a restructuring charge of $173 million. In future filings, please revise to disclose the facts and circumstances that led to the restructuring and quantify the estimated range of these savings on your future earnings and cash flows resulting from this exit plan. Please refer to ASC 420-10-50-1(a) and SAB Topic 5.P.4.

CSX Response

In future filings, CSX will expand the disclosure on restructuring activities to indicate that these activities were prompted by furthering its strategic objectives. The Company has been focused on driving efficiencies through process improvement and enhanced cost control while responding to business mix shifts, particularly the significant decline in the coal market. These reductions were designed to further streamline general and administrative and operating support functions to speed decision making and further control costs. In addition, the Company will quantify the estimated impact of the associated savings on future earnings and cash flows in the expanded disclosure.

Ms. Melissa Raminpour
U. S. Securities and Exchange Commission
May 8, 2017

Please do not hesitate to contact me at (904) 359-3596 or Andrew L. Glassman, Vice President & Controller, at (904) 359-1411 if you would like additional information or if the staff has additional comments.

Very truly yours,

/s/ Frank A. Lonegro
Frank A. Lonegro
Executive Vice President & Chief Financial Officer CSX Corporation

cc:
Ellen M. Fitzsimmons
Executive Vice President Law & Public Affairs CSX Corporation

Andrew L. Glassman
Vice President & Controller CSX Corporation